Exhibit 99.14

ZenaTech’s ZenaDrone Subsidiary Commences Testing of Its IQ Square Drone for Public Safety and Emergency Response Applications, a USD $5.5 Billion Market

Vancouver, British Columbia, (September 16, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that its subsidiary ZenaDrone will commence operational testing of its IQ Square outdoor drone for public safety and emergency response applications. The testing will take place at a secured commercial aviation airfield facility licensed for UAV (Uncrewed Arial Vehicle) trials. Applications to be tested include security and crowd control, law enforcement-based surveillance, and search and rescue, addressing a growing proliferation of security challenges where drones can be used to help strengthen crowd protection, enhance situational awareness, and support emergency responders and police.

“Public safety remains one of the most urgent challenges of our time, and drones are emerging as a transformative force in law enforcement, providing agencies with a powerful, adaptable tool to protect communities and respond more effectively to evolving threats,” said Shaun Passley, Ph.D., ZenaTech CEO. “By starting our field testing we’re verifying the IQ Square’s capabilities to enhance safety at large public gatherings and in search and rescue through interchangeable sensors and adaptive mission profiles. From delivering real-time intelligence to enhancing front line response, we see this market scaling rapidly providing speed, safety and cost-effectiveness, and we’re committed to leading with mission-critical aerial solutions.”

The drone testing program, operating at an overseas airfield location, will consist of a phased schedule of controlled trials and scenario-based exercises. It will be conducted on an ongoing basis onsite by ZenaDrone personnel.

The ZenaDrone IQ Square, available in 40x40 or 50x50 inch footprint, is a VTOL (Vertical Takeoff and Landing) drone with autonomous charging capabilities that delivers 20 to 25 minutes of flight time. It offers a versatile platform for emergency management and law enforcement applications, combining agility with interchangeable sensors or cameras based on use case. The drone is built to support real-time aerial surveillance during natural disasters, large public gatherings, or active incidents, giving command centers immediate situational awareness. In search and rescue, the IQ Square is capable of deploying thermal imaging to locate missing persons or survivors in difficult terrain. For law enforcement, the drone can provide tactical overwatch during high-risk operations, enabling safer planning and coordination, as well as perimeter security, monitoring, and pursuit support.

According to Verified Market Reports, the global public safety drone market was valued at approximately USD $5.5 billion in 2024, and is projected to surpass $15 billion by 2033. This reflects a compound annual growth rate of more than 12%. This growth is driven by increasing reliance on drones for crowd monitoring, law enforcement support, disaster response, emergency evacuations, and critical infrastructure protection.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology solutions company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing for mission-critical business and government applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, business and industrial sectors, and drones being implemented in these plus agriculture, defense, land survey and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures drone solutions for business and government, that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional AI drone solutions for industrial surveillance, monitoring, inspection, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.